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DJ's Cast Iron Burgers

Food Stand

Gainesville, FL 32601
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $10,000 invested.
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THE PITCH
DJ's Cast Iron Burgers is seeking investment to expand to a food trailer and grow operations to 5 days per week.
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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
TENT POP UP

Our humble tent in sunny Gainesville, FL.

CUSTOMER VOICE REVIEW
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📜Customer Review📜 We appreciate all the feedback we get from our customers, BUT this voice memo from @loneskylucas sent us 🚀 It's a must listen. See ya'll at the next pop up ❤️

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DJ'S MENU

Our simple menu allows us to focus on quality, sourcing, and making as much of the burger in-house for a memorable burger-and-frie experience.

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45%
Monthly Growth
50%
% Return customers / pop up
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$1,281
Avg. sales/pop up
3.5  hours
Avg. sellout time
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NET SLES FOR 1-2 POP UPS PER WEEK.
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WE'VE BEEN BEST FRIENDS SINCE 3RD GRADE AND BUSINESS PARTNERS SINCE 2016 WITH COMBINED EXPERIENCE IN FOOD & BEVERAGE MANUFACTURING, DISTRIBUTION, WHOLESALE, AND RETAIL.

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THE FOOD TRAILER ALLOWS US TO MAINTAIN A LOW OVERHEAD, EXPAND BRAND PRESENCE, AND ESTABLISH A CLEAR PATH TO CHAPTER 3: THE BRICK & MORTAR.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Operating Capital $18,800

Mainvest Compensation $1,200

Total $20,000

Financial Forecasts

| | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
|---|---|---|---|---|---|
| Gross Sales | $492,562 | $587,557 | $590,466 | $602,319 | $605,285 |
| Cost of Goods Sold | $147,769 | $176,267 | $180,696 | $177,140 | $178,898 |
| Gross Profit | $344,793 | $411,290 | $409,770 | $425,179 | $426,387 |

EXPENSES

| | | | | | |
|---|---|---|---|---|---|
| Rent | $12,000 | $12,360 | $12,485 | $12,922 | $13,245 |
| Utilities | $4,200 | $4,200 | $4,200 | $4,200 | $4,200 |
| Salaries | $80,000 | $100,000 | $100,000 | $100,000 | $100,000 |
| Insurance | $1,800 | $1,800 | $1,800 | $1,800 | $1,800 |
| Repairs & Maintenance | $3,000 | $3,000 | $3,000 | $3,000 | $3,000 |
| Loans | $41,051 | $43,069 | $43,009 | $43,246 | $43,127 |
| Additional Rent | $26,400 | $28,008 | $28,848 | $29,713 | $30,605 |
| Prep Labor | $48,000 | $48,960 | $55,699 | $60,291 | $59,682 |
| Service Labor | $66,000 | $67,320 | $70,040 | $71,441 | $72,869 |
| Gas/Propane | $4,800 | $4,800 | $4,800 | $4,800 | $4,800 |
| Marketing | $10,344 | $14,462 | $12,400 | $12,649 | $12,523 |
| Operating Profit | $47,198 | $83,311 | $73,489 | $81,117 | $80,536 |

This information is provided by DJ's Cast Iron Burgers. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

PitchDeck081021.pdf

Investment Round Status

Target Raise $20,000

Maximum Raise $50,000

Amount Invested $0

Investors 0

Investment Round Ends October 15, 2021

Summary of Terms

Legal Business Name DJ's Cast Iron Burgers

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%–2.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date January 1, 2031

Financial Condition

DJ's Overview

DJ's was launched in December of 2020 with $5,000 used to buy a grill, three small fryers, and ingredients. We've been popping up 1-2 days per week as our current schedule allows and have increased our monthly revenue from $3,500 to close to $9,000. This has been our proof of

concept. With a Food Trailer we can open 5 days a week, grow our brand presence, and lay the foot work for our brick and mortar. DJ's currently has ~$4k in outstanding loans and maintains a low overhead.

We project being profitable in Q2 of 2022 with the food trailer operations beginning Q1.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of DJ's Cast Iron Burgers to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

DJ's Cast Iron Burgers operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. DJ's Cast Iron Burgers competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from DJ's Cast Iron Burgers's core business or the inability to compete successfully against the with other competitors could negatively affect DJ's Cast Iron Burgers's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in DJ's Cast Iron Burgers's management or vote on and/or influence any managerial decisions regarding DJ's Cast Iron Burgers. Furthermore, if the founders or other key personnel of DJ's Cast Iron Burgers were to leave DJ's Cast Iron Burgers or become unable to work, DJ's Cast Iron Burgers (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which DJ's Cast Iron Burgers and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, DJ's Cast Iron Burgers is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

DJ's Cast Iron Burgers might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If DJ's Cast Iron Burgers is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt DJ's Cast Iron Burgers

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among

other factors are unpredictable and could negatively affect DJ's Cast Iron Burgers's financial performance or ability to continue to operate. In the event DJ's Cast Iron Burgers ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither DJ's Cast Iron Burgers nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

DJ's Cast Iron Burgers will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and DJ's Cast Iron Burgers is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although DJ's Cast Iron Burgers will carry some insurance, DJ's Cast Iron Burgers may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, DJ's Cast Iron Burgers could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect DJ's Cast Iron Burgers's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of DJ's Cast Iron Burgers's management will coincide: you both want DJ's Cast Iron Burgers to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want DJ's Cast Iron Burgers to act conservative to make sure they are best equipped to repay the Note obligations, while DJ's Cast Iron Burgers might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If DJ's Cast Iron Burgers needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with DJ's Cast Iron Burgers or management), which is responsible for monitoring DJ's Cast Iron Burgers's compliance with the law. DJ's Cast Iron Burgers will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if DJ's Cast Iron Burgers is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if DJ's Cast Iron Burgers fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of DJ's Cast Iron Burgers, and the revenue of DJ's Cast Iron Burgers can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of DJ's Cast Iron Burgers to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by DJ's Cast Iron Burgers. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
DJ's Cast Iron Burgers isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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ALL OF THE INVESTMENT OPPORTUNITIES ON MAINVEST CONTAIN RISK.
ONLY INVEST IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.